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S 18005886

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Received
FEB 28 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFA Security Asset Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 Lisburn Road Suite 102

(No. and Street)

Camp Hill	PA	17011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Englehart 717-761-8485

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA

(Name – *if individual, state last, first, middle name*)

27 Beach Road, Suite C0-5B	Monmouth Beach	NJ	07750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, David Englehart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFA Security Asset Management, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
COUNTY OF CUMBERLAND } SS:

SWORN BEFORE ME
ON 21 OF Feb, 2018

Signature

VICE PRESIDENT
Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Erin N. Gagabuan Notary Public
Cumberland County
My commission expires January 28, 2022
Commission number 1281360

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFA Security Asset Management, Inc.
Audited Financial Statements and Supplemental Information
As of December 31, 2017

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
PFA Security Asset Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PFA Security Asset Management, Inc. as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of PFA Security Asset Management, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PFA Security Asset Management, Inc.'s management. Our responsibility is to express an opinion on PFA Security Asset Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PFA Security Asset Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included

evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of PFA Security Asset Management, Inc.'s financial statements. The supplemental information is the responsibility of PFA Security Asset Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as PFA Security Asset Management, Inc.'s auditor since 2017.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 25, 2018

PFA Security Asset Management, Inc.
Statement of Financial Condition
As of December 31, 2017

ASSETS	
Current assets:	
Cash & cash equivalents	$19,751
Commissions receivable	16,062
Total Current Assets	$35,813
Total Assets	$35,813
LIABILITIES & SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$28,559
Total Current Liabilities	$28,559
Shareholder's Equity:	
Common stock, $1 par value; 1000 shares authorized issued and outstanding	$1,000
Additional paid in capital	47,216
Less treasury stock at cost	(5,000)
Retained deficit	(35,962)
Total Shareholder's Equity	7,254
Total Liabilities & Shareholder's Equity	$35,813

Please see the notes to the financial statements.

PFA Security Asset Management, Inc.
Statement of Operations
For the Year Ended December 31, 2017

Commission revenues	$1,328,725
Commission & execution expenses	(1,270,682)
Net revenues	$58,043
General and administrative expenses:	
General administration	$58,975
Total general and administrative expenses	58,975
Net loss before income tax provision	($932)
Provision for income taxes	0
Net loss	($932)

Please see the notes to the financial statements.

PFA Security Asset Management, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Operating activities:	
Net loss	($932)
Changes in other operating assets and liabilities:	
Accounts receivable	(1,381)
Accounts payable & accrued expenses	13,843
Net cash provided by operations	$11,530
Net increase in cash during the fiscal year	$11,530
Cash at December 31, 2016	$8,221
Cash at December 31, 2017	$19,751
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

PFA Security Asset Management, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Treasury Stock	Additional Paid in Capital	Retained Deficit	Total
Balance at December 31, 2016	$1,000	($5,000)	$47,216	($35,030)	$8,186
Net loss for the fiscal year				($932)	($932)
Balance at December 31, 2017	$1,000	($5,000)	$47,216	($35,962)	$7,254

Please see the notes to the financial statements.

PFA Security Asset Management, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES
Accounting principles followed by PFA Security Asset Management, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization
The Company was incorporated in the State of Arizona effective July 20, 1999. The Company has adopted a calendar year.

Description of Business
The Company, located in Camp Hill, PA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(1), which provides an exemption for "Limited Business".

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition
Commission revenues are recorded by the Company when the services are rendered.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the Company did not have any components of Comprehensive Income to report.

Concentrations
The company concentration is services, which is the sale of investment company products and variable products and variable insurance contracts.
The Company received greater than 90% of its income from several providers.

Income taxes
Effective July 21, 1999, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Subsequent Events
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds to the investment company who carries the customer accounts.

NOTE D – SIPC EXCLUSION
Statement Regarding Exclusion from Membership in SIPC
In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Exclusion from the Securities Investor Protection corporation (SIPC) for the period this audit period, which were agreed to by the Company and, where applicable, any relevant parties, solely to assist you and the other relevant parties in evaluating the Company's compliance with the Exclusion from Membership.

The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties relevant to this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

The Company may be excluded from membership in SIPC [SEA Rule 17a-5(e)(4)] due to certain exclusions, which could include one or more of the following: limited to transactions in security futures products, business limited exclusively to the distribution of mutual funds, the sale of variable annuities, the business of insurance, or the furnishing of investment advice to investment companies or insurance company separate accounts, and broker-dealers whose principal business, in determination of SIPC, is outside the

United States and its territories. According to a review of the Company's business, it has been determined that the Company is excluded from membership in SIPC; its business was limited to the distribution of shares of registered open-end investment companies or unit investment trusts and/or the sale of variable annuities.

Attached hereto is a copy of the Form SIPC-3 filed by the Company for the audit period.

PFA SECURITY ASSET MANAGEMENT, INC.
December 31, 2017
Schedule I - Computation of Net Capital Under SEC Rule15c3-1 and Schedule II – Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3

CREDIT:	
Shareholders' equity	$7,254
DEBITS:	
Nonallowable assets:	0
NET CAPITAL	$7,254
Haircut on securities and money market funds	0
ADJUSTED NET CAPITAL	$7,254
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$2,254
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$28,559
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	393.70%
Excess net capital previously reported	$3,003
Audit adjustment to accounts payable	(749)
Excess net capital per this report	$2,254

Refer to Registered Independent Public Accounting Firm Report

PFA SECURITY ASSET MANAGEMENT, INC
December 31, 2017
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2017, the Company had net capital of $8,003 which was $3,003 in excess of its required net capital of $5,000. The Company's net capital ratio was 347.53%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(1)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
PFA Security Asset Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PFA Security Asset Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which PFA Security Asset Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) PFA Security Asset Management, Inc. stated that PFA Security Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PFA Security Asset Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PFA Security Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 25, 2018

PFA SECURITY ASSET MANAGEMENT, INC

Schedule III
December 31, 2017

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

PFA Security Asset Management, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c3-3(k)(1) of SEC Rule 15c3-3 (the "exemption provisions").

PFA Security Asset Management, Inc. met the identified provision throughout the year as the company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) and/or insurance products. The company may briefly handle customer funds and/or securities, but promptly transmit such funds and securities received in connection with its broker dealer activities. Additionally, the company does not hold funds or securities for, or owe money or securities to, customers.

PFA Security Asset Management, Inc. has met the identified provision throughout the year without exception.

Thank you.

Curt Zimmermann, President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Shareholders
PFA Security Asset Management, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of PFA security Asset Management, Inc., for the year ended December 31, 2017, which were agreed to by PFA security Asset Management, Inc., and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating PFA Security Asset Management, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3).

PFA Security Asset Management, Inc.'s management is responsible for PFA Security Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by PFA Security Asset Management, Inc., for the year ended December 31, 2017 to the total revenues in PFA Security Asset Management, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by PFA Security Asset Management, Inc. for the year ended December 31, 2017, to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by PFA Security Asset Management, Inc., for the year ended December 31, 2017 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on PFA Security Asset Management Inc.'s claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 25, 2018

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] VP December 31, 2017
Authorized Signature/Title Date

SIPC-3 2017

8-52062 FINRA DEC 02/07/2000
PFA SECURITY ASSET MANAGEMENT INC
704 LISBURN ROAD STE 102
CAMP HILL, PA 17011

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

mailed 12/22/16

Form SIPC-3

FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SCANNED JAN - 5 2017

(2)